

January 22, 2021

Klaus Kleinfeld
Chief Executive Officer
Constellation Acquisition Corp I
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: Constellation Acquisition Corp I**
> **Registration Statement on Form S-1**
> **Filed January 8, 2021**
> **File No. 333-251974**

Dear Mr. Kleinfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 8, 2021

Principal Shareholders, page 116

1. Please revise your disclosure to identify the persons who have sole or shared voting or investment power for the securities beneficially owned by Kleinfeld Constellation Investment, LLC, MC. Squared Holding AG and W Beteiligungen GmbH. For guidance, please refer to Item 403 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Derek Dostal